February 7, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 24, 2025
           CIK No. 0002003292
Dear Sebastian Siemiatkowski:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Cover Page

1. We note the full color presentations included between the cover page and the initial pages of disclosure on page i. In order to present a balanced picture of Klarna's financial performance on the presentation entitled "Financials at a Glance," revise to disclose the company's accumulated deficit as well as its net income for the same period that you present GMV, revenue, active consumers and merchants. February 7, 2025
Page 2
Non-IFRS Financial Measures, page 21

2. We note from your response to prior comment 6 that your technology and product development costs do not have a linear correlation with your transaction levels.
       However, we also note that you have identified your technology platform as a key competitive factor and stated the need to continuously innovate and improve your network. Please further explain why technology and product development costs are excluded from Transaction margin dollars and Transaction margin, including as it relates to these measures as indicators of your ability to attain efficiency and scale.
       Please quantify the amount of and describe the nature of any variable costs presented within technology and product development costs and provide additional detail for us regarding the nature of all technology and product development costs. For example, we note disclosure on page 132 of your amended submission states that technology and product development expenses consist of personnel-related costs for technology functions as well as hosting, software license, and hardware costs.
3. Please revise your disclosure to clarify how Transaction margin dollars and
       Transaction margin are used by management to measure your ability to grow these metrics in new and maturing markets. For example, explain what these non-
       IFRS measures indicate regarding your expansion efforts through entering into new geographies as compared to offering additional products and services. Also, as part of your revised disclosure, please define new and maturing markets more clearly.
Other Risks, page 149

4. We note your disclosure about your significant reliance upon AI throughout your business. We also note your risk factor disclosure about the risks posed by the possibility that your AI and machine learning models may be incorrectly designed or implemented, and that the technology may be impacted by unforeseen defects, technical challenges and performance issues. Revise this section or an appropriate section of your Management's Discussion and Analysis to address how
Klarna
       monitors, manages and provides governance to address this risk. Executive and Director Remuneration, page 223

5.     We note the Summary Remuneration Table for the year ended December 31,
2024. If
       any portion of the compensation was paid pursuant to a bonus plan, provide a brief description of the plan and the basis upon which such persons who received such compensation participate in the plan, or advise. Refer to Item 6.B.(1) of Form 20-F.
 February 7, 2025
Page 3
Certain Relationships and Related Party Transactions, page 229

6. We note your disclosure that Klarna's directors and officers and their immediate family have used Klarna Pay Later and Fair Financing programs. Please clarify that the loans during the period since 2022 were performing under your typical user terms in the countries in which the loans were originated. Also, to the extent that extension of credit under Pay Later and Fair Financing were not made and held by
       Klarna Bank, please provide us an analysis as to how the extension of credit fit into one or more of the exemptions contemplated by Section 402 of Sarbanes Oxley.
       Refer to Section 13(k) of the Exchange Act of 1934 and Item 7.B.2 of Form 20-F.

       Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Byron B. Rooney, Esq.